                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934


        FOR THE YEAR ENDED DECEMBER 31, 2001 AND AS OF DECEMBER 31, 2000

                         Commission file number 0-00000
                                                -------


                     FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN

                                 FRIEDMAN'S INC.
                             A Delaware Corporation
                  IRS Employer Identification Number 58-2058362
                             Four West State Street
                             Savannah, Georgia 31401
                            Telephone (912) 233-9333

                     Friedman's Inc. Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


            Year ended December 31, 2001 and as of December 31, 2000




                                    CONTENTS

Report of Independent Auditors................................................1

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4


Supplemental Schedule

Schedule of Assets (Held at End of Year)......................................8

Signature ....................................................................9

Exhibit

Consent (Exhibit 23).........................................................10

                         Report of Independent Auditors

The Plan Committee
Friedman's Inc. Retirement Savings Plan
Savannah, Georgia

We have audited the accompanying statements of net assets available for benefits of Friedman's Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP

June 26, 2002
Atlanta, Georgia

                     Friedman's Inc. Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                       DECEMBER 31
                                                   2001           2000
                                              ------------------------------
ASSETS
Investments, at fair value                       $5,658,502     $4,944,088

                                              ------------------------------
Net assets available for benefits                $5,658,502     $4,944,088
                                              ==============================


See accompanying notes.

                     Friedman's Inc. Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          YEAR ENDED DECEMBER 31, 2001


Additions to net assets attributed to:
  Contributions:
    Participants                                                    $1,119,089
    Employer                                                           315,013
  Net appreciation in fair value of investments                         12,788
  Dividends and Interest                                                26,717
                                                                 ---------------
                                                                     1,473,607

Deductions from net assets attributed to:
  Distributions to participants                                        739,837
  Administrative expenses                                               19,356
                                                                 ---------------
                                                                       759,193
                                                                 ---------------

Net increase in net assets                                             714,414
Net assets available for benefits at beginning of year               4,944,088
                                                                 ---------------

Net assets available for benefits at end of year                    $5,658,502
                                                                 ===============


See accompanying notes.

                     Friedman's Inc. Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1. DESCRIPTION OF THE PLAN

A complete description of the Friedman's Inc. Retirement Savings Plan (the Plan) provisions is included in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and covers substantially all employees of Friedman's Inc. (the Company). The Plan was established and became effective January 1, 1996.

CONTRIBUTIONS

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code (Code) ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document. Participants may not make additional after-tax contributions. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

VESTING, WITHDRAWALS AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Company contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Any forfeitures are used to reduce Company matching contributions. Upon retirement, death, disability or termination of employment, the vested balance in the participant's account is payable to the participant or designated beneficiary as a lump sum payment.

                     Friedman's Inc. Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS

Participants are permitted to borrow, under the loan provisions of the Plan, not less than $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Participants may have up to two loans outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, in which case the loan must be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the appropriate portion of the Company's contributions and an allocation of Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Company contributions and actual earnings thereon according to the vesting schedule described above.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the total amount in each participant's account will be distributed to the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

                     Friedman's Inc. Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in mutual funds, the common collective trust fund, and Friedman's Inc. common stock are measured by quoted market prices and are reported at fair value at year-end. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that could affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                               2001          2000
                                                          ------------------------------
Investments at fair value as determined by trustee:
  Mutual funds:
    Evergreen Treasury Money Market Fund                     $2,772,771    $2,196,879
    Fidelity Magellan Fund                                    1,058,730     1,103,335
    Wells Fargo Lifepath 2010 Fund                              615,248       641,207
  Collective trust fund:
    First Union Enhanced Stock Fund                             510,044       507,616

                     Friedman's Inc. Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

During 2001, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,788 as follows:

        Mutual funds                                          $(61,576)
        Friedman's Inc. Stock Fund                             138,883
        First Union Enhanced Stock Fund                        (64,519)
                                                          ----------------
        Net appreciation                                      $ 12,788
                                                          ================


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Participants routinely invest assets in the Enhanced Stock Fund of First Union National Bank. For the year ended December 31, 2001, transactions in this fund included purchases at a total cost of $181,277 and sales with a fair value of $115,109. For the year ended December 31, 2000, transactions in this fund included purchases at a total cost of $184,979 and sales with a fair value of $92,511.

Participants routinely invest assets in Friedman's Inc. common stock. The Friedman's Inc. Stock Fund held 25,862 and 32,801 shares of Friedman's Inc. Common Stock valued at $257,850 and $186,983 at December 31, 2001 and 2000, respectively. For the year ended December 31, 2001, transactions in Friedman's Inc. common stock included purchases at a total cost of $130,820 and sales with a fair value of $203,547. For the year ended December 31, 2000, transactions in Friedman's Inc. common stock included purchases at a total cost of $108,525 and sales with a fair value of $14,705.

                     Friedman's Inc. Retirement Savings Plan

                          EIN: 58-0249470 Plan No.: 002
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                        (b)                                                          (e)
            IDENTITY OF ISSUE, BORROWER,                    (c)                    CURRENT
  (a)         LESSOR, OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT          VALUE
-----------------------------------------------------------------------------------------------
        Mutual Funds:
          Evergreen Funds Distributor, Inc.   Treasury Money Market Fund          $2,772,771
          Evergreen Funds Distributor, Inc.   Short-Intermediate Bond Fund           242,321
          Fidelity Management Trust Company   Magellan Fund                        1,058,730
          Wells Fargo                         Lifepath 2010 Fund                     615,248

        Collective Trust Fund:
   *      First Union National Bank           Enhanced Stock Fund                    510,044

        Common Stock:
   *      Friedman's Inc.                     Stock Fund                             257,850

        Participant loans                     Interest rates ranging from 4.75%
                                              to 9.5%, due no later than 2006        201,538
                                                                                ---------------
                                                                                  $5,658,502
                                                                                ===============

*Indicates a party-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                             By:    /s/ Victor M. Suglia
                                  ----------------------------------------------
                                  Victor M. Suglia
                                  Senior Vice President and Chief Financial
                                    Officer


Date: June 28, 2002